News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING CANADIAN COAL TRUST ADVISED OF BELOW-MARKET
MINI-TENDER OFFER FOR 1.34% OF OUTSTANDING UNITS

CALGARY, January 7, 2008 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG)  (“Fording” or the “Trust”) announced today that it has been advised of an unsolicited “mini-tender offer” by TRC Capital Corporation (“TRC”) to purchase up to 2,000,000 units of the Trust, representing approximately 1.34% of the Trust’s outstanding units.

As TRC’s offer documents acknowledge, the offer price of C$36.10 per unit represents a 3.5% discount to the closing price of the Fording units on the Toronto Stock Exchange on December 27, 2007, (C$37.41) the day prior to the date of the offer, and represents a discount of 2.3% to today’s closing price on the TSX C$36.94.

The Trust recommends that unitholders DO NOT tender their units to TRC’s unsolicited mini- tender offer for several reasons, including:

•

The offer price available under the mini-tender offer represents a significant discount to the market price of the Fording units;

•

Mini-tender offers, such as this one, do not provide all of the investor protections available under Canadian and U.S. securities laws and circumvent most filing, disclosure and procedural requirements which are intended to permit investors to make an informed decision;

•

There are a number of conditions associated with the TRC mini-tender offer including a condition that TRC secure a credit facility and obtain the funds necessary to complete the mini-tender offer, and a condition that the Trust shall not have authorized, entered into, proposed or announced an intention to effect, among other things, an agreement to sell the units of the Trust or its assets;

•

Fording unitholders who choose to tender to the mini-tender offer will have limited rights of withdrawal.

The Trust is in no way associated with TRC, its mini-tender offer or the offer documentation.

Unitholders who are considering tendering their units to TRC’s mini-tender offer should consult with their financial advisors and carefully examine the mini-tender offer to determine whether it is in their best interests to tender to an offer that is BELOW the current market price.  Unitholders are also advised to carefully review their limited rights of withdrawal under the offer.

The Canadian Securities Administrators (“CSA”) have expressed serious concerns about mini-tender offers such as the possibility that investors might tender to a mini-tender offer based upon a misunderstanding of the terms of the offer including the per security price available under the offer relative to the market price of such securities.  In the opinion of the CSA staff, such a misunderstanding may result in an abuse of the capital markets and may be contrary to applicable anti-fraud provisions of certain securities legislation.  The CSA has issued a staff notice entitled “Staff Guidance on the Practice of “Mini-Tenders,”” which is available online at http://www.osc.gov.on.ca/Regulation/Rulemaking/Current/Part6/csa_19991210_61-301.jsp.

The U.S. Securities and Exchange Commission (“SEC”) has also issued an investor alert regarding mini-tender offers. The SEC’s advisory may be found at: www.sec.gov/investor/pubs/minitend.htm.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. The Elk Valley Coal Partnership is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information:

Investor Relations contacts:

Colin Petryk

Catherine Hart

Director, Investor Relations

Senior Investor Relations Analyst

403-260-9823

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca

Media contact:

John Lute

Lute & Company

416-929-5883 x222

Email: jlute@luteco.com